UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 18 May 2021, London UK

Medicago and GSK announce positive interim Phase 2 results for adjuvanted COVID-19 vaccine candidate

●          Similar antibody response in adults and in the elderly after two doses
●          Neutralizing antibody responses were ten times higher than in people recovering from COVID-19
●          No related severe adverse events reported

Medicago, a biopharmaceutical company headquartered in Quebec City, and GlaxoSmithKline (GSK) are pleased to report positive interim Phase 2 clinical trial safety and immunogenicity data for Medicago's plant-derived COVID-19 vaccine candidate, which has been tested in combination with GSK's pandemic adjuvant.

These results are part of the ongoing Phase 2/3 study and reiterate the promising profile observed during Phase 1 testing. Immunogenicity, as measured by the neutralising antibody titer, was high: about 10 times higher than those in a panel of sera from patients recovering from COVID-19. No related severe adverse events were reported and reactogenicity was generally mild to moderate and short in duration.

"We are very excited to see such positive results from the Phase 2 data. After two doses, the adjuvanted vaccine candidate induced robust neutralizing antibody and cellular immune responses in all subjects, irrespective of age," said Nathalie Landry, Executive Vice President, Scientific and Medical Affairs at Medicago. "These results give us confidence as we continue to move forward with our Phase 3 clinical trial. We hope to add another tool in the global fight against COVID-19, particularly as cross-protection emerges as an important consideration in vaccination efforts worldwide."

Thomas Breuer, Chief Medical Officer, GSK Vaccines said, "We are delighted to see that the results suggest a very strong immune response. Medicago's COVID-19 vaccine candidate combined with GSK's pandemic adjuvant was also well tolerated, reinforcing its potential benefits. We now look forward to the outcome of the ongoing Phase 3 trial of this refrigerator-stable vaccine candidate as the next step forward in our contribution to the global response to the pandemic."

The Phase 3 trial of the vaccine candidate launched on 16 March 2021. Trial sites are currently enrolling subjects in Canada, the United States, the United Kingdom and Brazil, with additional sites expected to be added in the coming weeks. The vaccine candidate has received Fast Track designation by the FDA in the United States, and Health Canada has initiated a review of Medicago's COVID-19 rolling submission under the Interim Order.

About Phase 2: Results Summary
The interim data from Phase 2 in adults and in the elderly have been published on an online preprint server at MedRxiv.

●     This publication focuses on presenting safety and tolerability results, and immunogenicity, as measured by neutralizing antibody (NAb) and cell mediated immunity (IFN-c and IL-4 ELISpot) responses, in adults aged 18-64 (adults) and older adults aged 65+ (older adults).
●     Medicago's vaccine candidate with GSK's pandemic adjuvant exhibited an acceptable safety profile and adverse events (AEs) were primarily mild or moderate and of transient duration.
●     AEs in older adults were more limited than those observed in the adult population.
●     Medicago's vaccine candidate with GSK's pandemic adjuvant induced a significant humoral immune response of similar strength in both age cohorts after two doses.
●     The vaccine candidate induced a greater humoral response in adults than older adults after a single dose but after the second dose both age cohorts responded with NAb titers that were about 10 times higher than those in a panel of sera from patients recovering from COVID-19.

About the Phase 2/3 study
The Phase 2/3 study is a multi-portion design to confirm that the chosen formulation and dosing regimen of CoVLP (two doses of 3.75 µg CoVLP combined with GSK's pandemic adjuvant given 21 days apart) has an acceptable immunogenicity and safety profile in healthy adults 18-64 years of age, elderly subjects aged 65 and over and adults with comorbidities.

The Phase 2 portion of the trial was a randomized, observer-blind, placebo-controlled study to evaluate the safety and immunogenicity of the adjuvanted recombinant COVID-19 plant-derived vaccine candidate in subjects aged 18 and above. It was conducted in multiples sites in Canada and the United States in a population composed of healthy adults (18-64y), elderly adults (over 65y) and adults with comorbidities. Each age group enrolled up to 306 subjects randomized 5:1 to receive the adjuvanted CoVLP vaccine candidate: placebo and with 2:1 stratification in older adults (65-74 and ≥75). All subjects will be followed for a period of 12 months after the last vaccination for the assessment of safety and durability of the immune responses to the vaccine candidate which will be the final analysis.

The Phase 3 portion is an event-driven, randomized, observer-blinded, crossover placebo-controlled design that will evaluate the efficacy and safety of the CoVLP formulation, compared to placebo, in up to 30,000 subjects in North America, Latin America and Europe and within the same population.

GSK commitment to tackling COVID-19
GSK's response to COVID-19 has been one of the broadest in the industry, with three potential treatments in addition to our vaccine candidates in development with partner organisations.

GSK is collaborating with several organisations on COVID-19 vaccines by providing access to our adjuvant technology. In addition to our work with Medicago, we recently announced positive Phase 2 data from our collaboration with Sanofi to develop an adjuvanted, protein-based vaccine candidate and expect to begin a Phase 3 trial in Q2. An earlier stage collaboration with SK Bioscience is also ongoing. SK Bioscience receives funding from CEPI and the Bill and Melinda Gates Foundation to develop differentiated, affordable COVID-19 vaccines for supply globally through the COVAX facility. The use of an adjuvant can be of particular importance in a pandemic since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and contributing to protecting more people. Based on experience with other adjuvanted vaccines, there is potential for increased cross protection against COVID-19 variants which will be further studied.

GSK is also working with mRNA specialist, CureVac, to jointly develop next generation, multi-valent mRNA vaccines for COVID-19 with the potential to address multiple emerging variants in one vaccine. GSK will also support manufacturing of up to 100m doses of CureVac's first generation COVID-19 vaccine. GSK is also providing manufacturing support for up to 60m doses of Novavax' COVID-19 vaccine in the UK.

GSK is also exploring potential therapeutic or treatment options for COVID-19 patients. We are collaborating with Vir Biotechnology to develop existing and identify new anti-viral antibodies that could be used as therapeutic or preventive options for COVID-19. We recently reported that an Independent Data Monitoring Committee recommended that the Phase 3 COMET-ICE trial evaluating VIR-7831 as monotherapy for the early treatment of COVID-19 in adults at high risk of hospitalisation be stopped for enrolment due to evidence of profound efficacy, based on an interim analysis of data from the trial. We are seeking Emergency Use Authorization in the US and authorisations in other countries. We are also assessing whether an investigational monoclonal antibody, otilimab, can help severely ill COVID-19 patients aged over 70 who experience an overreaction of their immune system.

About Medicago

Medicago is on a mission to improve global public health using the power of plants. Founded in 1999 with the belief that innovative approaches and rigorous research would bring new solutions in healthcare, Medicago is a pioneer in plant-derived therapeutics. We are proudly rooted in Quebec, with manufacturing capacity in both Canada and the US. Our passionate and curious team of over 450 scientific experts and employees are dedicated to using our technology to provide rapid responses to emerging global health challenges, and to advancing therapeutics against life-threatening diseases worldwide.

For more information: www.medicago.com

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 18, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc